June 30, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Lory Empie
William Schroeder
Robert Arzonetti
Todd Schiffman

Re:	CoastalSouth Bancshares, Inc. Registration Statement on Form S-1, as amended (File No. 333-287854) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, CoastalSouth Bancshares, Inc., a Georgia corporation (the “Registrant”), hereby respectfully requests that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:01 p.m., Washington, D.C. time, on July 1, 2025, or as soon as thereafter practicable, or at such later time as the Registrant or its outside counsel, Alston & Bird LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Alston & Bird LLP, by calling Will Hooper at (404) 881-4697.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

COASTALSOUTH BANCSHARES, INC.

By:	/s/ Stephen R. Stone
	Name:	Stephen R. Stone
	Title:	President and Chief Executive Officer